6900 E Layton Ave Suite 700 Denver, CO 80237	P 303.863,7414 F 303.837.5837 newmont.com

June 13, 2024

VIA EDGAR

Sondra Snyder

Gus Rodriguez

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re:	Newmont Corporation

Form 10-K for Fiscal Year Ended December 31, 2023

Filed February 29, 2024

Response dated June 13, 2024 (the “Response”)

File No. 001-31240

Dear Ms. Snyder and Mr. Rodriquez

Please find below the response of Newmont Corporation, a Delaware corporation (“Newmont,” the “Company,” “our” and “we”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter to Mr. Peter Wexler, Executive Vice President and Chief Legal Officer, of the Company dated May 22, 2024 (the “Comment Letter”).

For ease of reference, the comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Financial Statements

Note 7 – Impairment Charges, page 160

1.	We note that your cumulative losses before income and mining tax and other items for the Yanacocha segment over the last three years amount to $3.2 billion; and that annual losses exceeded revenues for the segment in each of the three years.

Given the consecutive operating losses and $2.1 billion in total assets reported for the Yanacocha segment, please explain to us how you assessed the long-lived assets of the segment for recoverability in determining there was no impairment in 2023 or 2022, and in booking the $1 million impairment in 2021.

Please submit the analysis that you performed in making these determinations, including details of all key assumptions involved and the basis for those assumptions.

The Company acknowledges the Staff’s comment and advises the Staff that the Company reviews and evaluates its long-lived assets for impairment when events or circumstances indicate that the related carrying value may not be recoverable. The estimated undiscounted cashflows used to assess recoverability of long-lived assets are derived from current business plans, which are developed using short-term price forecasts reflective of the current price environment and management’s projections of long-term average metal prices. In addition to short- and long-term metal price assumptions, other assumptions include estimates of commodity-based and other input costs; proven and probable mineral reserve estimates, including the timing and cost to develop and produce the reserves; and value beyond proven and probable mineral reserve estimates.

In accordance with FASB Accounting Standards Codification 360 (“ASC 360”), the Company tested the long-lived assets of the Yanacocha segment for recoverability during the years ended December 31, 2023 and 2022 and concluded there was no impairment. The recoverability tests in both years included undiscounted cashflows from the Yanacocha segment consisting of current operations and the Yanacocha Sulfides development project, which is material to the future cashflows of the Yanacocha segment. The Yanacocha segment excludes the Conga development project, also in Peru, which is reported in Note 4, Segment Information, within ‘Corporate and Other’ of the Form 10-K for the fiscal years ended December 31, 2023. Additional details relating to the Yanacocha Sulfides development project are discussed under the heading ‘Yanacocha Sulfides Project’ below.

Historical Operating Losses at the Yanacocha Segment

The Company acknowledges that cumulative losses before income and mining tax and other items for the Yanacocha segment over the last three years amounted to $3.2 billion, and that annual losses exceeded revenues for the reporting unit in each of the three years ended December 31, 2023. These cumulative losses resulted from reclamation adjustments recognized by the Company for the portions of the Yanacocha site that are no longer in production and have no expected substantive economic value (i.e., non-operating), and were unrelated to Yanacocha’s long-lived asset group representing current operations and the Yanacocha Sulfides development project. The Company’s disclosure in Note 6, Reclamation and Remediation, of the Form 10-K for the fiscal year ended December 31, 2023 reads as follows:

In 2023, reclamation adjustments were primarily due to increased water management costs at portions of the Yanacocha site that are no longer in production and with no expected substantive economic value (i.e., non-operating), that resulted in an increase of $1,101. In 2022, reclamation adjustments were primarily due to higher estimated closure costs resulting from cost inflation and increased water management costs at portions of the Yanacocha and Porcupine site operations that are non-operating that resulted in increases of $529 and $91, respectively. In 2021, reclamation adjustments were primarily comprised of $1,554 related to non-operating portions of the Yanacocha site.

Because the future cash outflows associated with the reclamation adjustments at the non-operating portions of the Yanacocha site are not related to the future recoverability of the long-lived assets, these future cash outflows are not included in the recoverability model, discussed further under the heading ‘Recoverability Assessment and Conclusions’.

Yanacocha Sulfides Project

At December 31, 2023, the Company reported $2,117 million of total assets at the Yanacocha segment, which included the long-lived assets of the Yanacocha segment, cash balances and various other assets. As of December 31, 2023 and 2022, the Yanacocha long-lived asset group had carrying values of $1,474 and $1,208 million, respectively, which included $911 and $621 million of assets under construction related to the Yanacocha Sulfides development project, respectively. The first phase of the Yanacocha Sulfides development project will extend the Yanacocha segment’s operations beyond 2040. This includes the development of the first phase of sulfide deposits and an integrated processing circuit. A second and third phase, which would include developing resources and exploration potential beyond the proven and probable reserves, would extend the life-of-mine (“LOM”) for several additional decades.

In the third quarter of 2022, the Company announced the first delay of the full-funds investment decision relating to the Yanacocha Sulfides development project to the second half of 2024. In the second quarter of 2023, the Company announced a further delay in the full-funds investment decision for at least two years to the second half of 2026. These decisions were in response to challenging market conditions and the proposed acquisition of Newcrest (subsequently closed on November 6, 2023). The delay allows the Company to advance its portfolio optimization strategy, which is designed to maximize returns for shareholders, prioritize and sequence the development of the most value-accretive opportunities across the combined portfolio, and to support the Company’s disciplined capital allocation strategy. The Company continued to advance engineering and long-term procurement activities to maximize the Yanacocha Sulfides development project economics and prepare for a future full-funds investment decision.

Recoverability Assessments and Conclusions

Management evaluated the delay of the Yanacocha Sulfides development project full-funds investment decision as a potential impairment indicator during both of the years ended December 31, 2023 and 2022, and tested the long-lived asset group for recoverability in accordance with ASC 360. The estimated undiscounted cashflows used to assess recoverability of long-lived assets were derived from current business plans, which included current operations and the future development and operation of the Yanacocha Sulfides development project. The estimated undiscounted cashflows related to this project were based on a 70 percent development case probability factor, reflecting the uncertainty related to the pending full-funds investment decision. The development case probability factor was developed from discussions with executive leadership at the time of the assessment and supported by continued development capital spending of approximately $290 million and $405 million in 2023 and 2022, respectively.

In addition to the assumed development and operation of the Yanacocha Sulfides development project and applied probability factor, the undiscounted cashflows included the following key assumptions:

Key Assumptions	FY 2022 Assessment	FY 2023 Assessment
Contained Metal Mined
Contained gold mined [1]	5.9 million ounces	5.6 million ounces
Contained copper mined [2]	1,570 million pounds	1,570 million pounds
LOM	20 years (2023-2042)	21 years (2024-2044)
Metal Pricing
Long-term gold [3]	$1,600 per ounce	$1,600 per ounce
Long-term copper [3]	$3.50 per pound	$3.50 per pound
Yanacocha Sulfides Development Project
Development capital	$3.2 billion	$2.8 billion
Operating costs per gold equivalent ounce (“GEO”)	$700 per GEO	$700 per GEO
Commercial production	2028	2030

1 Contained gold mined of 5.9 and 5.6 million ounces corresponds to declared proven and probable reserves of 5.8 and 5.5 million ounces in Item 2. Properties of the Form 10-K for the fiscal years ended December 31, 2022 and December 31, 2023, respectively.

2 Contained copper mined of 1,570 and 1,570 million pounds corresponds to declared proven and probable reserves of 1,530 and 1,500 million pounds in Item 2. Properties of the Form 10-K for the fiscal years ended December 31, 2022 and December 31, 2023, respectively.

3 The Company’s long-term gold and copper metal price assumptions are derived and supported by analyst consensus pricing.

In both assessments, the initial undiscounted cashflows exceeded the carrying value of the Yanacocha segment long-lived asset group by more than $500 million or approximately 40 percent of the carrying value of the long-lived asset group. The probability factor applied to the Yanacocha Sulfides development project cash flows would need to fall below 50 percent before the carrying value would exceed the undiscounted LOM cashflows. The undiscounted LOM cashflows used in the recoverability assessment did not include incremental cashflows relating to resources and exploration potential (the potential second and third phases of the Yanacocha Sulfides development project), which, if included, would further increase the excess of undiscounted cashflows over the long-lived asset group’s carrying value. The significance of the Yanacocha Sulfides development project to the Yanacocha segment is highlighted in Note 2, Summary of Significant Accounting Policies, of the Form 10-K for the fiscal years ended December 31, 2023 and 2022:

“Should the Company ultimately decide to forgo the development of Yanacocha Sulfides, the current carrying value of the assets under construction and other long-lived assets of the Yanacocha operations could become impaired and the timing of certain closure activities would be accelerated.”

The $1 million impairment recorded at the Yanacocha segment for the year ended December 31, 2021 related to a write-down of materials and supplies inventory, based on an assessment that certain inventory parts would no longer be used in the operation.

******

In connection with responding to the Staff’s comments, the Company is aware of and acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff wishes to discuss the responses provided above at any time, please do not hesitate to contact me.

Sincerely,

/s/ Karyn Ovelmen

Karyn Ovelmen
Executive Vice President and Chief Financial Officer

cc:          Sondra Snyder, Senior Staff Accountant, Division of Corporation Finance

Gus Rodriguez, Branch Chief - Energy, Financial Services and Life Sciences Groups, Division of Corporation Finance

Peter Wexler, Executive Vice President and Chief Legal Officer

Joshua Cage, Vice President, Controller and Chief Accounting Officer

Logan Hennessey, Vice President, Deputy General Counsel and Corporate Secretary

David Johansen, Partner, White & Case LLP

Andrea Lovelady, Partner, Ernst & Young LLP

Grant Nelson, Partner, Ernst & Young LLP